UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seaspan Corporation

(Name of Issuer)

Common Shares, par value $0.01

(Title of Class of Securities)

Y75638109

(CUSIP Number)

The Kevin Lee Washington Trust II

c/o Christopher Hawks

Copper Lion Inc.

199 East Pearl Ave.

PO Box 4430

Jackson, Wyoming 83001

(307) 733-3351

and

Dennis R. Washington

c/o Washington Corporation

101 International Way

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y75638109	13D	Page 2 of 12 Pages

1	Name of Reporting Person THE KEVIN LEE WASHINGTON TRUST II
I.R.S. Identification No. of Above Person (Entities Only) 81-6088018
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization WYOMING

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 1,786,250* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 1,786,250*

11	Aggregate Amount Beneficially Owned by each Reporting Person 1,786,250*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5%
14	Type of Reporting Person OO

*	See Item 5

CUSIP No. Y75638109	13D	Page 3 of 12 Pages

1	Name of Reporting Person DENNIS R. WASHINGTON
I.R.S. Identification No. of Above Person (Entities Only)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,786,250 8 Shared Voting Power 0 9 Sole Dispositive Power 1,786,250 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 1,786,250
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5%
14	Type of Reporting Person IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares (the “Common Shares”) of Seaspan Corporation, a Marshall Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Room 503, 5/F, Lucky Commercial Center, 103 Des Voeux Road West, Hong Kong, China. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 3,572,500, which constitutes approximately 10% of the total number of Common Shares outstanding. This number and percentage represents the class B common subordinated shares (the “Class B Shares”) that are convertible on a one-to-one basis into Common Shares as described in Item 6. The beneficial ownership reported in this Schedule 13D assume that at August 12, 2005, there were 28,570,000 Common Shares outstanding, 7,145,000 Class B Shares outstanding and 100 Class C Shares outstanding.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

	(i)	Dennis R. Washington (“DW”); and

	(ii)	The Kevin Lee Washington Trust II (the “Trust”).

DW, and the Trust are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	(i)	The address of the principal business office of DW is as follows:

c/o Washington Companies
101 International Way
Missoula, Montana 59807

(Page 4 of 12 Pages)

	(ii)	The address of the principal business office of the Trust is as follows:

The Kevin Lee Washington Trust II
c/o Copper Lion Inc.
199 East Pearl Ave.
PO Box 4430
Jackson, Wyoming 83001

(c)	(i)	DW’s principal business is to make, manage and hold investments in operating entities of the Washington Companies headquartered at address in (b)(i) above.

	(ii)	The Trust is an irrevocable grantor trust with Kevin Lee Washington as its beneficiary. The trustee is Copper Lion Inc. (the “Trustee”). The Trustee has all voting and investment power. The Trust was settled on March 15, 1999.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DW is a United States citizen. The Trust is a Wyoming trust.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Subscription Agreement, dated as of August 8, 2005, among the Issuer, the Reporting Persons, Tiger Container Shipping Company Limited and 0731455 B.C. Ltd. (the “Subscription Agreement”), the Issuer agreed to sell and the parties to the Subscription Agreement agreed to purchase all of the Issuer’s Class B Shares, with the Reporting Persons agreeing to purchase an aggregate of 3,572,500 of the Issuer’s Class B Shares.

On August 12, 2005 (the “Closing”), the Reporting Persons collectively acquired 3,572,500 Class B Shares (the “Acquisition”).

The Reporting Persons paid the Issuer an aggregate of approximately $75 million in cash at the Closing. The purchase price for the Acquisition was calculated based upon the price for the shares at the initial public offering.

The Reporting Persons funded their portion of the Acquisition in the following manner:

(i)	DW with personal funds; and

(Page 5 of 12 Pages)

(ii)	Trust with certain of the Trust’s funds allocated by the Trustee for investment.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the Acquisition for investment purposes. The following describes plans or proposals, including those in connection with the Acquisition, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	Pursuant to the Registration Rights Agreement between, inter alia, the Issuer and the Reporting Persons, the Issuer grants the Reporting Persons, their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions not to transfer the Class B Shares, except to affiliates and certain pledgees, for a certain period of time (further described in Item 6 below), to require the Issuer to register on a shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws, resales of Common Shares and Class B Shares held by them. Shares, when registered under any registration statement, will be available for sale in the open market unless restrictions apply.

(b)	None.

(c)	None.

(d)	At Closing, the Issuer expanded the size of the board to seven members and appointed four additional directors who satisfy the “independence” requirements of the New York Stock Exchange and the Securities and Exchange Commission (the “SEC”). The pre-Acquisition executive officers of the Issuer have continued in those capacities following the Acquisition.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer,

(Page 6 of 12 Pages)

anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	(i) DW is the sole record owner of, and has the sole power to vote and dispose of 1,786,250 Class B Shares, which are convertible into an equal number of Common Shares representing 25% of the Class B Shares and 5% of the Common Shares.

(ii) The Trustee (on behalf of the Trust) is the sole record owner of, and has the sole power to vote and dispose of 1,786,250 Class B Shares, which are convertible into an equal number of Common Shares, representing 25% of the Class B Shares and 5% of the Common Shares.

(c)	Other than in connection with the Acquisition, none.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation

Pursuant to the terms of the Issuer’s Amended and Restated Articles of Incorporation, each of the Class B Shares will convert into a Common Share after the end of the subordination period, which extends until the first day of any quarter after September 30, 2008 that both of the following tests are met:

(1) the Issuer has paid quarterly dividends in an amount at least equal to $0.425 per share on both the Issuer’s Common Shares and Class B Shares for the immediately preceding four-quarter period; and

(2) the cash generated from operations available to pay the dividends during the four-quarter period referred to above equalled on a quarterly basis at least $0.425 per share on all or the Issuer’s outstanding Common Shares and Class B Shares on a fully diluted basis during that period.

(Page 7 of 12 Pages)

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in the Issuer’s Amended and Restated Articles of Incorporation.

Class B Shares are not entitled to arrearages.

In general, during the subordination period, the Issuer will pay quarterly dividends on Common Shares and Class B Shares from operating surplus (as defined in the Issuer’s Amended and Restated Articles of Incorporation) in the following manner:

first, 100% to all Common Shares, pro rata, until they receive $0.425 per share;

second, 100% to all Common Shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

third, 100% to all Class B Shares, pro rata, until they have received $0.425 per share; and

after that, 100% to all Common Shares and Class B Shares, pro rata, as if they were a single class.

Subscription Agreement

Pursuant to the Subscription Agreement, the Reporting Persons have agreed not to transfer, except to affiliates and certain pledgees, any of the Class B Shares until all 23 vessels in the Issuer’s contracted fleet (as described in the Issuer’s Registration Statement on Form F-1) have been delivered. Any subsequent transferee of the Class B Shares must agree to be similarly bound not to transfer such shares.

Item 7. Material to be filed as Exhibits.

Exhibit A*	—	Joint Filing Agreement.

Exhibit B	—	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005)

Exhibit C	—	Subscription Agreement (filed as Exhibit 10.6 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005)

Exhibit D	—	Registration Rights Agreement, (filed as Exhibit 10.1 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005).

*	Filed Herewith

(Page 8 of 12 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 19, 2005

DENNIS R. WASHINGTON

/s/ DENNIS R. WASHINGTON

THE KEVIN LEE WASHINGTON TRUST II

By:	COPPER LION INC., TRUSTEE

By:	/s/ CHRISTOPHER HAWKS
Name:	Christopher Hawks
Title:	President

SCHEDULE A

The following corporation is the Trustee of the Trust:

Copper Lion Inc. The following individuals are members of the board of directors of the Trustee:

David Batchelder, Milt Datsopoulos and Terry Payne. Such individuals expressly disclaim beneficial ownership of the Class B Shares. The individuals are citizens and residents of the United States. The business address of such individuals is c/o Copper Lion Inc., 199 East Pearl Ave., PO Box 4430, Jackson, WY 83001.

The following individuals are the executive officers of the Trustee:

Christopher Hawks (President), Lawrence Simkins (Vice President), and Deborah Brown (Secretary/ Treasurer). Such individuals expressly disclaim beneficial ownership of the Class B Shares. The individuals are citizens and residents of the United States. The business address of such individuals is c/o Copper Lion Inc., 199 East Pearl Ave., PO Box 4430, Jackson, WY 83001.

Sch-A-1

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but None. of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 19, 2005

[Signature Page Follows]

Exhibit A-1

DENNIS R. WASHINGTON

/s/ DENNIS R. WASHINGTON

THE KEVIN LEE WASHINGTON TRUST II

By:	COPPER LION INC., TRUSTEE

By:	/s/ CHRISTOPHER HAWKS
Name:	Christopher Hawks
Title:	President

Exhibit A-2